HighCape Capital Acquisition Corp.

452 Fifth Avenue, 21st Floor

New York, NY 10018

September 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Elizabeth Packebusch

Re:                             HighCape Capital Acquisition Corp.

Registration Statement on Form S-1

Filed August 3, 2020, as amended

File No. 333-240283

Dear Ms. Packebusch:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, HighCape Capital Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 3, 2020, or as soon thereafter as practicable.

Please call Adam Berkaw of White & Case LLP at (212) 819-7635 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

HighCape Capital Acquisition Corp.

By:	/s/ Matt Zuga
Name:	Matt Zuga
Title:	Chief Financial Officer and Chief Operating Officer

cc:           Adam Berkaw, White & Case LLP

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